UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41568

ERAYAK Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Reverse Stock Split

ERAYAK Power Solution Group Inc. (“Erayak” or the “Company”) announced on September 8, 2025, that it would effect a 220-for-1 reverse stock split of its ordinary shares. The Company anticipates that the reverse stock split will be effective upon the commencement of trading on the Nasdaq Capital Market on September 30, 2025 (U.S. Eastern Time).

On September 8, 2025, the shareholders and Board of Directors of the Company approved the 220-for-1 reverse stock split of its ordinary shares in accordance with Cayman law and the corresponding filing of the ratio change, which was duly filed with the Cayman Registrar. As a result of the reverse stock split, the number of ordinary shares outstanding will be reduced from 187,892,786 Class A ordinary shares to approximately 854,059 Class A ordinary shares, and from 9,000,000 Class B ordinary shares to approximately 40,910 Class B ordinary shares, subject to rounding up of all fractional shares to the nearest whole share in lieu of such fractional shares. The authorized capital of the Company will be US$50,000 divided into 2,272,727.2̅7̅ ordinary shares of a par value of US$0.022 each comprising (a) 2,045,454.5̅4̅ class A ordinary shares of a par value of US$0.022 each and (b) 227,272.7̅2̅ class B ordinary shares of a par value of US$0.022 each. No preference shares of the Company are currently issued and outstanding.

The Company’s transfer agent, Vstock Transfer, LLC (“Vstock”), acts as exchange agent for the reverse stock split. The Company understands from Vstock that almost all the shareholders on Action Stock’s records are book entry holders. As such, book entry shareholders will not need to take any action in the reverse stock split process. After the reverse stock split takes effect, shareholders that currently hold ordinary shares in book entry form will receive updated statements of holding reflecting their holdings referencing the reverse stock split.

The Company intends to treat shareholders holding ordinary shares in “street name” (that is, held through a bank, broker or other nominee) in the same manner as shareholders of record whose ordinary shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our ordinary shares in “street name;” however, these banks, brokers or other nominees may apply their own specific procedures for processing the reverse stock split.

The Company’s Class A ordinary shares are expected to begin trading on a split-adjusted basis when the market opens on September 30, 2025 (U.S. Eastern Time), and will continue to trade on the Nasdaq Capital Market under the symbol “RAYA” under a new CUSIP number, G3109F111.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc

Date: September 24, 2025	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

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